SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No.   )

EDISON NATION, INC.

 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

984163105

(CUSIP Number of Class of Securities)

September 4, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 984163105	Page 2 of 6

1)	Name Of Reporting Person
Louis Foreman

2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☒
(b) ☐

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: United States
NUMBER OF SHARES	5)	Sole Voting Power: 319,288
BENEFICIALLY OWNED	6)	Shared Voting Power 0
BY EACH REPORTING	7)	Sole Dispositive Power: 319,288
PERSON WITH	8)	Shared Dispositive Power 0

9)	Aggregate Amount Beneficially Owned By Each Reporting Person : 319,288

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐ (See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
5.78%*

12)	Type of Reporting Person (See Instructions) IN

*Beneficial ownership percentage is based upon (i) 4,945,004 shares of common stock, $0.001 par value per share, of Edison Nation, Inc., a Nevada corporation (f/k/a Xspand Products Lab, Inc.)(the “Company”), issued and outstanding as of August 13, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, filed with the Securities and Exchange Commission on August 14, 2018 and (ii) 557,084 shares of common stock of the Company issued in connection with the Company’s acquisition of the voting membership interests of Edison Nation Holdings, LLC.

Preliminary Statement:

This Schedule 13G is filed by Louis Foreman (the “Reporting Person”) with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Edison Nation, Inc., a Nevada corporation (f/k/a Xspand Products Lab, Inc.)(the “Company”).

ITEM 1	(a). Name of Issuer:
Edison Nation, Inc.

ITEM 1	(b). Address of Issuer's Principal Executive Offices:
909 New Brunswick Avenue
Phillipsburg, New Jersey 08865

ITEM 2	(a). Names of Person Filing:
This statement is filed by the Reporting Person with respect to the Shares of the Company reported in this Schedule 13G.

ITEM 2	(b). Address of Principal Business Office Or, If None, Residence:
The address for the Reporting Person is 520 Elliot Street, Charlotte, NC 28202.

ITEM 2	(c). Citizenship:
Mr. Foreman is a citizen of the United States.

ITEM 2	(d). Title of Class of Securities:
Common Stock, $0.001 par value per share

ITEM 2	(e). CUSIP Number: 984163105

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4.	Ownership:

Venture Six LLC (“Venture Six”) is the holder of 278,542 Shares. Louis Foreman is the managing member of Venture Six LLC and, as such, has voting and dispositive authority over the Shares held by Venture Six. Louis Foreman is the holder of a convertible promissory note issued by the Company which is convertible into 40,746 Shares. Louis Foreman disclaims beneficial ownership of the Shares reported in this Schedule 13G, except to the extent of his pecuniary interest.

(a)          Amount Beneficially Owned: 319,288

(b)           Percent of class: 5.78%

(c)           Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 319,288

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 319,288

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Venture Six is the holder of 278,542 Shares. Louis Foreman is the managing member of Venture Six LLC and, as such, has voting and dispositive authority over the Shares held by Venture Six.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2018

/s/ Louis Foreman
Louis Foreman

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)